YUKON-NEVADA PROFITABLE
IN THIRD QUARTER

Vancouver, Canada – November 14, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) announced results for its third quarter of 2007. All amounts in this news release are in US dollars, unless otherwise stated. These results reflect the first quarter of operations after the acquisition of Queenstake Resources Ltd which was effective June 20, 2007

The Company reported a gross margin from mining operations of $7.48 million for the third quarter of 2007. After adjustments for depreciation, depletion and accretion, income from mine operations was $3.25 million. The Company’s net earnings for the third quarter of 2007 were $547,000.

These excellent results are a testament to the hard work and dedication exhibited by the Jerritt Canyon work force. Whilst maintaining their focus on safety they have undergone significant reductions in manpower which have resulted in an increase in productivity.

The revitalized custom milling business has allowed the switch, from an emphasis on ounces produced, to an emphasis on reducing unit costs, to be effective.

Even with a slow start to the quarter, caused by the roaster undergoing stack testing, the operation at Jerritt Canyon produced a total of 48,329 ounces in the third quarter of 2007.

Production of gold from the Company’s own Jerritt Canyon ore totaled 34,636 ounces. These ounces were produced at a cash cost of $354 per ounce.

The Company engages in the forward sale of gold produced from ore purchased from third parties. This practice ensures the Company achieves an acceptable profit margin on this activity. The Company is not hedged on any gold produced from its own ore.

The Company’s excess cash is invested in short-term investments, mostly with a maturity date of less than 90 days from date of purchase (these investments are classified as “cash” on balance sheet). All investments are in “Bearer Deposit Notes” or Bankers Acceptances issued by major Canadian chartered banks. The Company does NOT have asset-backed securities in its investment portfolio.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the
United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.